November 18, 2019

VIA EDGAR

Ms. Susan Block

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amplitude Healthcare Acquisition Corporation
Registration Statement on Form S-1
File No. 333-234324

Acceleration Request
	Requested Date:	November 19, 2019
	Requested Time:	4:00 p.m. Eastern Time

Dear Ms. Block:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of Amplitude Healthcare Acquisition Corporation that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on November 19, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated November 8, 2019:

i.	Dates of distribution: November 11, 2019 through the date hereof
ii.	Number of prospective underwriters to which the preliminary prospectus was furnished: 0
iii.	Number of preliminary prospectuses furnished to investors: approximately 270
iv.	Number of preliminary prospectuses furnished to underwriters, dealers, institutions and others: approximately 150

We, the undersigned, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

BMO Capital Markets Corp.
SVB Leerink LLC
as Underwriters

BMO CAPITAL MARKETS CORP.

By:	/s/ Eric Benedict
Name:	Eric Benedict
Title:	Group Head, ECM

SVB LEERINK LLC

By:	/s/ Byron T. Webster
Name:	Byron T. Webster
Title:	Managing Director